Exhibit 99.1

Mountain Province Diamonds Appoints Banks to Arrange and Underwrite US$370M Term Loan Facility

Shares Issued and Outstanding: 115,204,550
TSX: MPV
NYSE MKT: MDM

TORONTO and NEW YORK, July 28, 2014 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) is pleased to announce the appointment of three leading international banks to arrange and underwrite a senior secured term loan facility of up to US$370M (the "Facility") to fund the Company's share of the construction cost of the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is a joint venture between De Beers Canada Inc. (51%) and Mountain Province (49%).

Mountain Province has mandated Deutsche Bank A.G., acting through its London Branch, Natixis S.A. and Nedbank Limited as the lead arrangers ("Lead Arrangers") to underwrite, arrange and manage the primary syndication of the Facility, subject to the satisfaction of certain conditions including, but not limited to, the successful completion of due diligence and internal bank approvals of the Lead Arrangers and agreement of Facility documentation, which is expected prior to the end of 2014.

As at the end of June 2014, the overall project was progressing according to plan and remains on schedule for first production during H2 2016. Mountain Province is currently funding its share of the capital with equity and has arranged sufficient equity to fund planned capital commitments through to the end of 2014.

Mountain Province is being advised by Rockface Capital of the United Kingdom.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

Gahcho Kué is the world's largest and richest new diamond development project. A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 11:57e 28-JUL-14